UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 for the fiscal year ended December 31, 2012

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 for the transition period from ___________ to ___________

COMMISSION FILE NUMBER 001-12307

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

ZIONS BANCORPORATION PAYSHELTER 401(K) AND EMPLOYEE STOCK OWNERSHIP PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

ZIONS BANCORPORATION One South Main, 15th Floor Salt Lake City, Utah 84133

INDEX

Page

(a)	Financial Statements and Supplemental Schedules – Zions Bancorporation Payshelter 401(k) and Employee Stock Ownership Plan	F-1

(b)	Signatures	F-2

(c)	Exhibit 23 – Consent of Independent Registered Public Accounting Firm	F-3

Financial Statements and Supplemental Schedules

ZIONS BANCORPORATION PAYSHELTER 401(K) AND
EMPLOYEE STOCK OWNERSHIP PLAN

As of December 31, 2012 and 2011 and for the
Year Ended December 31, 2012

with Report of Independent Registered Public Accounting Firm

F-1

Zions Bancorporation Payshelter 401(k) and
Employee Stock Ownership Plan

Financial Statements and Supplemental Schedules

As of December 31, 2012 and 2011 and for the
Year Ended December 31, 2012

Contents

Report of Independent Registered Public Accounting Firm

Financial Statements

Statements of Net Assets Available for Benefits	1
Statement of Changes in Net Assets Available for Benefits	2
Notes to Financial Statements	3

Supplemental Schedules

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)	15
Schedule H, Line 4j – Schedule of Reportable Transactions	17

Report of Independent Registered Public Accounting Firm

The Benefits Committee
Zions Bancorporation Payshelter 401(k) and Employee Stock Ownership Plan

We have audited the accompanying statements of net assets available for benefits of Zions Bancorporation Payshelter 401(k) and Employee Stock Ownership Plan (“the Plan”) as of December 31, 2012 and 2011, and the related statement of changes in net assets available for benefits for the year ended December 31, 2012. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Zions Bancorporation Payshelter 401(k) and Employee Stock Ownership Plan at December 31, 2012 and 2011, and the changes in its net assets available for benefits for the year ended December 31, 2012, in conformity with U.S. generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets (held at end of year) as of December 31, 2012, and reportable transactions for the year then ended, are presented for purposes of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. Such information has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ ERNST & YOUNG LLP

Salt Lake City, Utah
June 27, 2013

Zions Bancorporation Payshelter 401(k) and
Employee Stock Ownership Plan

Statements of Net Assets Available for Benefits

	December 31,
	2012	2011
Assets
Investments at fair value:
Zions Bancorporation common stock	$181,496,094	$127,042,009
Common collective trust	84,971,122	83,875,153
Shares of registered investment companies	374,944,327	316,428,303
Real estate joint venture	88,517	206,507
	641,500,060	527,551,972

Receivables:
Participant and employer contributions	12,619,669	12,711,736
Notes receivable from participants	15,740,864	14,705,025
	28,360,533	27,416,761
Net assets reflecting all investments at fair value	669,860,593	554,968,733

Adjustment from fair value to contract value for fully benefit-responsive investment contracts in common collective trust	(2,304,392)	(2,037,887)
Net assets available for benefits	$667,556,201	$552,930,846

See accompanying notes to financial statements.

Zions Bancorporation Payshelter 401(k) and
Employee Stock Ownership Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2012

Additions to/(deductions from) net assets attributable to:

Investment income:
Net appreciation in fair value of investments	$78,956,028
Interest and dividends	12,095,793

Contributions:
Participant	42,837,888
Employer	33,069,088
Rollovers	4,709,467

Benefits paid directly to participants	(57,042,909)

Net increase	114,625,355

Net assets available for benefits:
Beginning of year	552,930,846
End of year	$667,556,201

See accompanying notes to financial statements.

Zions Bancorporation Payshelter 401(k) and
Employee Stock Ownership Plan

Notes to Financial Statements

December 31, 2012

1.    Description of Plan
The following description of the Zions Bancorporation Payshelter 401(k) and Employee Stock Ownership Plan (“the Plan”) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General
The Plan is a single employer defined contribution plan designed to provide retirement benefits for eligible employees under a pretax salary reduction arrangement with a specified employer matching contribution and a discretionary noncontributory profit sharing feature. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). From time to time, the Plan has been restated and amended. Fidelity Management Trust Company (“Fidelity”) is the trustee of the Plan. Zions Bancorporation (“the Company”) is the Plan sponsor. The Company’s Benefits Committee (“the Benefits Committee”) administers the Plan.

Eligibility
Participation in the Plan is voluntary. Any nonexcluded employee (as defined in the Plan provisions) at least 21 years of age is eligible to participate. To be eligible for the noncontributory profit sharing feature, participants must meet other criteria, including 1,000 hours of service.

Contributions
Participants may contribute from 1% to 5% of their pretax annual compensation for which the Company provides a matching contribution of 100% for the first 3% of the participant’s compensation and 50% for the remaining 2%. Overall, participants may contribute up to 80% of their pretax annual compensation subject to the annual maximum allowed participant contribution, which was $17,000 for 2012. Under applicable law, participants attaining the age of 50 during or prior to 2012 are eligible to make catch-up contributions.
Contributions by the Company under the noncontributory profit sharing feature are discretionary. Contribution rates may range up to 6% of participants’ compensation based on the Company’s return on average common equity, as defined, for the Plan year.

Zions Bancorporation Payshelter 401(k) and
Employee Stock Ownership Plan

Notes to Financial Statements (continued)

1.    Description of Plan (continued)
These contributions are approved and made subsequent to the end of the Plan year. For the 2012 Plan year, the Company approved and contributed $11,673,887 under this profit sharing feature, which was contributed in February 2013 and included in employer contributions for the year ended December 31, 2012.
Forfeitures used to offset Company contributions were $101,107 in 2012. The amount of forfeitures outstanding was $274,465 and $104,099 at December 31, 2012 and 2011, respectively.

The Plan allows for Roth 401(k) contributions consistent with the requirements of §402A of the Internal Revenue Code (“the Code”). Such contributions include rollovers from other Roth deferral accounts as described in Code §402A(e)(1) and only to the extent the rollovers are permitted under Code §402(c). Roth contributions are treated as elective deferrals at the option of the participant for all purposes under the Plan, including determination and allocation of the Company’s matching contributions.

The Plan allows rollovers by participants from nonaffiliated qualifying plans.

Participant Accounts
Each participant’s fund account is credited with the participant’s contributions and allocations of the Company’s contributions and Plan earnings. Investment income or loss is allocated based on the investment shares held in the participant’s account in relation to the total investment shares of the Plan. However, income or loss from trading of the Company’s common stock, which is done on a real-time basis, is identified and charged directly to the participant’s account without regard to the allocation process.

Vesting and Payment of Benefits
Participant and Company matching contributions plus investment earnings are immediately vested. Company contributions under the noncontributory profit sharing feature vest according to the following schedule:

Years of vesting service	Percent vested	Years of vesting service	Percent vested

Less than 2	None	4	60%
2	20%	5 or more	100%
3	40%

Zions Bancorporation Payshelter 401(k) and
Employee Stock Ownership Plan

Notes to Financial Statements (continued)

1.    Description of Plan (continued)
Nonvested amounts forfeited by terminated participants are used first to reduce the Company’s nonelective contributions. If Company nonelective contributions are not made during a given Plan year, any amounts forfeited may be used at the Company’s election to reduce the Company’s matching contribution, offset administrative expenses, allocate directly to participants’ accounts, or any combination of the foregoing. Participants are 100% vested if employed by the Company when normal retirement age is attained. Benefits are paid upon death, disability, retirement, or termination of employment, or may be paid earlier subject to Plan provisions. Benefits are paid in shares of stock, cash, or a combination of the two, depending on the participant’s investment options.

Investment Options
Participant contributions can be directed subject to Plan provisions into various Plan investment options, including the Company’s common stock. The Company’s matching contributions and amounts contributed under the noncontributory profit sharing feature are invested in the Company’s common stock purchased on the open market. Participants may immediately diversify up to 100% of their existing investments in the Company’s common stock to other Plan investments. However, three years of participation in the Plan is required before participants can diversify their investments in the Company’s common stock resulting from the Company’s profit sharing contributions.

Participant Loans
Participants may borrow from their fund accounts in amounts from $1,000 up to the lesser of $50,000 or 50% of their vested account balance, as defined. Loan terms cannot exceed five years, or ten years if used for the purchase of a primary residence. The loans are secured by the balance in the participants’ accounts and are repaid at a specified rate of interest through direct payroll deductions.

Plan Termination
Although the Company has not expressed any intent to do so, it has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. If the Plan were terminated, each participant would become 100% vested and would receive a distribution of assets equal to the value of the participant’s account.

Zions Bancorporation Payshelter 401(k) and
Employee Stock Ownership Plan

Notes to Financial Statements (continued)

2.    Significant Accounting Policies
Basis of Presentation
The accompanying financial statements are prepared using the accrual basis of accounting. References to GAAP as promulgated by the Financial Accounting Standards Board (“FASB”) are made according to sections of the Accounting Standards Codification (“ASC”) and to Accounting Standards Updates (“ASU”).

Investment Valuation and Income Recognition
Investments are reported at fair value as further described in Note 4. The statements of net assets available for benefits include an adjustment from fair value to contract value for the Plan’s investment in a common collective trust. This investment is through participation in the Fidelity Managed Income Portfolio II – Class 2 fund, which includes investment contracts that are fully benefit-responsive. As such, contract value is considered the more relevant measurement because participants would receive this value if they were to initiate permitted transactions under the terms of the Plan. Contract value of the common collective trust represents contributions plus earnings, less participant withdrawals and administrative expenses.

Purchases and sales of investments are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividend income is recorded on the ex-dividend date.

Notes Receivable from Participants
Notes receivable from participants represent participant loans recorded at their unpaid principal balance plus any accrued interest. Interest income on notes receivable from participants is recorded when earned. The amount for 2012 was $649,272 and was included in interest and dividends in the statement of changes in net assets available for benefits. Loan documentation and processing fees are charged to the participants’ accounts. No allowance for credit losses was recorded at December 31, 2012 or 2011. If a participant ceases to make loan repayments and the Benefits Committee deems the participant loan to be a distribution, the participant loan balance is reduced and a benefit payment is recorded.

Administrative Expenses
The Company currently pays the administrative expenses; however, the Plan may pay these expenses as determined by the Benefits Committee.

Zions Bancorporation Payshelter 401(k) and
Employee Stock Ownership Plan

Notes to Financial Statements (continued)

2.    Significant Accounting Policies (continued)

Use of Estimates
The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Concentration of Investments
The Plan’s net assets available for benefits at December 31, 2012 and 2011 include investments in the Company’s common stock of $181,496,094 (8,473,337 shares) and $127,042,009 (7,802,255 shares), respectively. These investments represent a 4.6% and 4.2% ownership of the Company’s outstanding common shares at December 31, 2012 and 2011, respectively.

New Accounting Pronouncement
In May 2011, the FASB issued ASU 2011-04, Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs. This new accounting guidance under ASC 820, Fair Value Measurement, provides convergence to International Financial Reporting Standards (“IFRS”) and amends fair value measurement and disclosure guidance. Among other things, new disclosures are required for qualitative information and sensitivity analysis regarding Level 3 measurements. The Plan adopted this guidance effective January 1, 2012 and has made the appropriate disclosures in the Plan’s financial statements.

Zions Bancorporation Payshelter 401(k) and
Employee Stock Ownership Plan

Notes to Financial Statements (continued)

3.    Investments
As trustee of the Plan, Fidelity holds the Plan’s investments and executes all investment transactions. The fair value of individual investments that represents 5% or more of the fair value of the Plan’s net assets available for benefits is as follows:

	December 31,
	2012	2011

Zions Bancorporation common stock*	$181,496,094	$127,042,009
Fidelity Managed Income Portfolio II – Class 2	84,971,122	83,875,153
Fidelity Contrafund	39,958,669	33,981,575
*Nonparticipant-directed

During 2012, the Plan’s investments (including investments purchased and sold, as well as held during the year) appreciated in fair value as determined by quoted market prices as follows:

Zions Bancorporation common stock	$42,425,450
Shares of registered investment companies and real estate joint venture	36,530,578
$78,956,028

The Plan’s investment activity in the Company’s common stock for 2012 includes nonparticipant-directed and participant-directed transactions. Because the investment activity cannot be split between these types of transactions, the entire investment is reflected as nonparticipant-directed.

Significant changes in net assets during 2012 relating to nonparticipant-directed and participant-directed transactions of the Company’s common stock are as follows:

Net appreciation in fair value	$42,425,450
Interest and dividends	377,999
Contributions	36,437,277
Net transfers to other investments	(13,005,924)
Benefits paid directly to participants	(11,780,717)
Net increase in net assets	54,454,085

Net assets at beginning of year	127,042,009
Net assets at end of year	$181,496,094

Zions Bancorporation Payshelter 401(k) and
Employee Stock Ownership Plan

Notes to Financial Statements (continued)

4.    Fair Value
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. To measure fair value, a hierarchy has been established that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs. This hierarchy uses three levels of inputs to measure the fair value of assets and liabilities as follows:

Level 1
Quoted prices in active markets for identical assets or liabilities that the Plan has the ability to access. For the Plan, Level 1 includes the Company’s common stock and the shares of registered investment companies.

Level 2
Observable inputs other than Level 1 including quoted prices in active markets for identical assets and liabilities that are observable either directly or indirectly for substantially the full term of the asset or liability. Level 2 inputs include the following:

•    Quoted prices for similar assets or liabilities in active markets;
•    Quoted prices for identical or similar assets or liabilities in inactive markets;
•    Observable inputs other than quoted prices that are used in the valuation of assets or liabilities (e.g., interest rate and yield curve quotes at commonly quoted intervals);
•    Inputs that are derived principally from or corroborated by observable market data by correlation or other means.
For the Plan, Level 2 includes the common collective trust.

Level 3
Unobservable inputs for the asset or liability (i.e., supported by little or no market activity) whose value is determined by pricing models, discounted cash flow methodologies, or similar techniques. Level 3 inputs include management’s own assumption about the assumptions that market participants would use in pricing the asset or liability (including assumptions about risk). For the Plan, Level 3 includes the real estate joint venture.

Zions Bancorporation Payshelter 401(k) and
Employee Stock Ownership Plan

Notes to Financial Statements (continued)

4.    Fair Value (continued)
The level in the fair value hierarchy within which the fair value measurement is classified is determined based on the lowest level input that is significant to the fair value measure in its entirety.

The following describes the assets and the valuation methodologies used to measure their fair value:
Company common stock – Shares of the Company’s common stock are valued at the last reported sales price on the last business day of the Plan year in the active market where individual securities are traded.
Common collective trust – This trust contains the Fidelity Managed Income Portfolio II – Class 2 fund discussed in Note 2. The fund is a stable value fund designed to deliver safety and stability by preserving principal while earning interest income. It invests in investment contracts (wrap contracts) issued by insurance companies and other financial institutions, fixed income securities (e.g., U.S. Treasury and agency bonds, corporate bonds, mortgage- and asset-backed securities, and bond funds), and money market funds. It may also invest in futures contracts, option contracts, and swap agreements. Generally, withdrawals can be made at any time; however, withdrawals prompted by certain events (e.g., termination of the fund, changes in laws or regulations) may be paid at market value, which may be less than book value. Participation units in the fund are valued according to quoted redemption values provided by the trustee on the last business day of the Plan year based on values of the underlying assets. As further discussed in Note 2, the contract value of the fund differs from fair value and is considered the more relevant measurement.
Shares of registered investment companies – These mutual funds are valued at quoted market prices which represent the Net Asset Value (“NAV”) of shares held by the Plan at year-end.
Real estate joint venture – This joint venture includes commercial and residential real estate properties that are in process of liquidation. Proceeds from the sales are accumulated in a money market investment account. The fair value of this investment is estimated using the NAV provided by the joint venture. Because of its nature, analysis of sensitivity to assumption changes is not applicable for this investment. Certain restrictions apply to any redemption of the Plan’s investment including the consent of the other joint venture interest holders and time delays in

Zions Bancorporation Payshelter 401(k) and
Employee Stock Ownership Plan

Notes to Financial Statements (continued)

4.    Fair Value (continued)
computing NAV. Actual redemption value may vary from the recorded fair value at December 31, 2012. While the Plan does not contemplate any redemption for investment purposes, redemption may be required for benefit payment purposes.

Assets measured at fair value on a recurring basis within the fair value hierarchy are summarized as follows at December 31, 2012 and 2011:

	December 31, 2012
	Level 1	Level 2	Level 3	Total

Zions Bancorporation common stock	$181,496,094	$—	$—	$181,496,094
Common collective trust	—	84,971,122	—	84,971,122
Shares of registered investment companies:
Domestic	268,489,395			268,489,395
International	34,365,019			34,365,019
Lifecycle	72,089,913			72,089,913
	374,944,327	—	—	374,944,327
Real estate joint venture	—	—	88,517	88,517
	$556,440,421	$84,971,122	$88,517	$641,500,060

	December 31, 2011
	Level 1	Level 2	Level 3	Total

Zions Bancorporation common stock	$127,042,009	$—	$—	$127,042,009
Common collective trust	—	83,875,153	—	83,875,153
Shares of registered investment companies:
Domestic	231,210,788			231,210,788
International	28,001,053			28,001,053
Lifecycle	57,216,462			57,216,462
	316,428,303	—	—	316,428,303
Real estate joint venture	—	—	206,507	206,507
	$443,470,312	$83,875,153	$206,507	$527,551,972

Zions Bancorporation Payshelter 401(k) and
Employee Stock Ownership Plan

Notes to Financial Statements (continued)

4.    Fair Value (continued)
The following reconciles the beginning and ending balances of assets for 2012 that are measured at fair value on a recurring basis using Level 3 inputs:

Real estate joint venture

Balance at December 31, 2011	$206,507
Net increase (decrease) included in statement of changes in net assets available for benefits:
Net depreciation in fair value of investments:
Unrealized	(1,045)
Interest and dividends	161
Benefit payments	(117,106)
Balance at December 31, 2012	$88,517

5.    Transactions with Parties-in-Interest
During 2012, the Plan received dividends for the Company’s common stock of $328,606. Purchases and sales of the Company’s common stock in 2012 were $46,088,036 and $34,204,787, respectively. The amount of purchases included approximately $8.6 million of exchanges that were made by participants from other investments in the Plan during 2012.

6.    Risks and Uncertainties
The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

Zions Bancorporation Payshelter 401(k) and
Employee Stock Ownership Plan

Notes to Financial Statements (continued)

7. Reconciliation of Financial Statements to Form 5500
The following reconciles net assets available for benefits in the accompanying financial statements to net assets in the Form 5500:

	December 31,
	2012	2011
Net assets available for benefits in accompanying financial statements	$667,556,201	$552,930,846
Add adjustment between fair value and contract value related to fully benefit-responsive investment contracts in common collective trust	2,304,392	2,037,887
Net assets in Form 5500	$669,860,593	$554,968,733

The following reconciles the net increase in the statement of changes in net assets available for benefits to net income (loss) in the Form 5500 for the year ended December 31, 2012:

Net increase in statement of changes in net assets available for benefits	$114,625,355

Adjustment between fair value and contract value related to fully benefit-responsive investment contracts in common collective trust:

Amount at December 31, 2011	(2,037,887)
Amount at December 31, 2012	2,304,392
Net income in Form 5500	$114,891,860

Zions Bancorporation Payshelter 401(k) and
Employee Stock Ownership Plan

Notes to Financial Statements (continued)

8.    Income Tax Status
The Plan has received a determination letter from the Internal Revenue Service (“IRS”) dated September 9, 2005 stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the IRS, the Plan was amended and restated. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualified status. The Plan administrator has indicated that it will take the necessary steps, if any, to bring the Plan's operations into compliance with the Code.

Plan management evaluates any uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2012, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions.

The Plan is subject to routine audits by taxing jurisdictions. The Plan administrator believes the Plan is no longer subject to income tax examinations for years prior to 2009.

Zions Bancorporation Payshelter 401(k) and
Employee Stock Ownership Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
EIN: 87-0227400 Plan: 006

December 31, 2012

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment	(d) Cost of Remain- ing Assets (1)	(e) Current Value

	INVESTMENTS
	Zions Bancorporation common stock
*	ZIONS BANCORPORATION	COMMON STOCK (8,473,337 shares)	$227,626,929	$181,496,094

	Common collective trust
*	FIDELITY INVESTMENTS	MANAGED INCOME PORT II CL 2 (82,666,730 units)		84,971,122

	Shares of registered investment companies
	Domestic
	COLUMBIA	ACORN USA Z (355,806 shares)		10,478,488
	AMERICAN BEACON FUNDS	LARGE CAP VALUE (1,124,235 shares)		23,091,778
	T. ROWE PRICE	EMERGING MARKETS STOCK (202,221 shares)		6,887,660
	PIMCO FUNDS	TOTAL RETURN INSTITUTIONAL (2,621,136 shares)		29,461,571
	RAINIER FUNDS	SMALL MID CAP EQUITY (715,152 shares)		25,938,545
	WELLS FARGO ADV	SPECIAL SM CAP VALUE ADM (381,342 shares)		9,361,957
	VANGUARD	REIT INDEX FUND SIGNAL (169,546 shares)		4,220,009
	PIMCO FUNDS	EMERGING MARKETS LOCAL BOND INST (42,701 shares)		468,859
	VANGUARD	MID CAP INDEX INSTITUTIONAL (407,890 shares)		9,185,678
	VANGUARD	SMALL CAP INDEX INSTITUTIONAL (268,663 shares)		10,413,359
	PERKINS	MID CAP VALUE (732,856 shares)		15,639,157
	VICTORY FUNDS	DIVERSIFIED STOCK CLASS A (341,313 shares)		5,682,868
	LEGG MASON	CLEARBRIDGE AGGRESSIVE GROWTH (26,349 shares)		3,331,532
	LOOMIS SAYLES FUNDS	BOND INSTITUTIONAL (691,191 shares)		10,450,812
	PIMCO FUNDS	COMMODITY REAL RETURN INST (438,178 shares)		2,909,503
	VANGUARD	INFLATION PROTECTED INSTITUTIONAL (611,228 shares)		7,102,469
*	FIDELITY INVESTMENTS	CONTRAFUND (515,130 shares)		39,958,669
*	FIDELITY INVESTMENTS	CAPITAL & INCOME (775,534 shares)		7,367,572
*	FIDELITY INVESTMENTS	BALANCED (495,168 shares)		9,992,482
*	FIDELITY INVESTMENTS	FREEDOM K INCOME (125,338 shares)		1,463,951
*	FIDELITY INVESTMENTS	SPARTAN TOTAL MARKET INDEX (85,616 shares)		3,529,967
*	FIDELITY INVESTMENTS	SPARTAN 500 INDEX INSTITUTIONAL (453,346 shares)		22,889,437
*	FIDELITY INVESTMENTS	SPARTAN U.S. BOND INDEX (728,602 shares)		8,663,072
				268,489,395

Zions Bancorporation Payshelter 401(k) and
Employee Stock Ownership Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year) (continued)
EIN: 87-0227400 Plan: 006

December 31, 2012

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment	(d) Cost of Remain- ing Assets (1)	(e) Current Value

	International
	OAKMARK	INTERNATIONAL I (245,267 shares)		$5,133,433
	AMERICAN FUNDS	EUROPACIFIC GROWTH CLASS R4 (89,146 shares)		3,608,630
	BLACKROCK FUNDS	INTERNATIONAL OPPS INSTITUTIONAL (237,591 shares)		8,139,880
	LOOMIS SAYLES FUNDS	GLOBAL BOND INSTITUTIONAL (164,703 shares)		2,852,652
	MORGAN STANLEY	INST INTERNATIONAL REAL ESTATE I (128,728 shares)		2,595,156
*	FIDELITY INVESTMENTS	SPARTAN INTERNATIONAL INDEX (351,087 shares)		12,035,268
				34,365,019
	Lifecycle
*	FIDELITY INVESTMENTS	FREEDOM K 2000 (180,458 shares)		2,133,019
*	FIDELITY INVESTMENTS	FREEDOM K 2005 (16,821 shares)		212,452
*	FIDELITY INVESTMENTS	FREEDOM K 2010 (830,705 shares)		10,699,485
*	FIDELITY INVESTMENTS	FREEDOM K 2015 (398,307 shares)		5,162,064
*	FIDELITY INVESTMENTS	FREEDOM K 2020 (1,475,987 shares)		19,763,467
*	FIDELITY INVESTMENTS	FREEDOM K 2025 (362,705 shares)		4,925,535
*	FIDELITY INVESTMENTS	FREEDOM K 2030 (828,211 shares)		11,363,050
*	FIDELITY INVESTMENTS	FREEDOM K 2035 (258,921 shares)		3,591,229
*	FIDELITY INVESTMENTS	FREEDOM K 2040 (697,796 shares)		9,706,345
*	FIDELITY INVESTMENTS	FREEDOM K 2045 (157,214 shares)		2,215,150
*	FIDELITY INVESTMENTS	FREEDOM K 2050 (163,177 shares)		2,304,056
*	FIDELITY INVESTMENTS	FREEDOM K 2055 (1,413 shares)		14,061
				72,089,913
				374,944,327
	Real estate joint venture
	FAIRMONT PARK JOINT VENTURE	Commercial and residential real estate		88,517
				$641,500,060

	RECEIVABLES
*	Notes receivable from participants	Interest rates ranging from 4.25% to 9.25%, with maturities through November 2022		$15,740,864

*	Indicates party-in-interest to the Plan.
(1)	Only provided for nonparticipant-directed investments.

Zions Bancorporation Payshelter 401(k) and
Employee Stock Ownership Plan

Schedule H, Line 4j – Schedule of Reportable Transactions
EIN: 87-0227400 Plan: 006

Year Ended December 31, 2012

(a) Identity of Party Involved	(b) Description of Assets	(c) Purchase Price	(d) Selling Price	(g) Cost of Asset	(h) Current Value of Asset on Trans- action Date	(i) Net Gain (Loss)

Category 3 – Any transaction within the plan year involving securities of the same issue if within the plan year any series of transactions with respect to such securities amount in the aggregate to more than 5% of the current value of the plan assets

Zions Bancorporation	Zions Bancorporation Common Stock	$46,088,036	$—	$46,088,036	$46,088,036	$—

	Zions Bancorporation Common Stock	—	34,204,787	39,479,382	34,204,787	(5,274,595)

No category 1, 2 or 4 reportable transactions occurred during 2012. Columns (e) and (f) are not applicable.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Benefits Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

ZIONS BANCORPORATION PAYSHELTER 401(K)AND EMPLOYEE STOCK OWNERSHIP PLAN

June 27, 2013

By:	/s/ Doyle L. Arnold
Name:	DOYLE L. ARNOLD,
Vice Chairman and Chief Financial Officer of Zions Bancorporation

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